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                                PRESS RELEASE

                             FOR IMMEDIATE RELEASE

              GULFMARK OFFSHORE, INC. ANNOUNCES NEW SUPPLY VESSEL

HOUSTON, TX., September 18, 2000 -- GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced it had signed a contract with Aker Brattvaag of Norway to build a new supply vessel of the UT745 design for approximately $18.0 million. The new vessel is scheduled for delivery in the first quarter of 2002. GulfMark's decision to build this new vessel serves to exercise the previously announced option for a UT755 vessel with Brattvaag.

The new vessel will be approximately 275 feet in length, equipped with quarters for 50 people, rated at 4,320 DWT, and designed to accommodate advanced dynamic positioning (DP II) installation. The Company has the option to order installation of the DP II equipment within 12 weeks of the contract signing at an additional cost of approximately $1.3 million.

Commenting on the new addition to the fleet, Bruce Streeter, President and COO of GulfMark said: "We are pleased to acquire a vessel which will have the flexibility to provide construction, cable and ROV support as well as traditional platform supply operations at a cost which we believe is significantly less than similar used vessels which have recently changed hands. Although we have had several of these UT745 vessels under management in the past and currently manage one, we believe we need a vessel of this size and configuration to help round out our owned fleet capabilities."

GulfMark Offshore, Inc. provides marine transportation services to the energy industry with a fleet of fifty (50) offshore support vessels, primarily in the North Sea, offshore Southeast
Asia, Brazil and West Africa.





Contact:   Edward A. Guthrie, Executive Vice President & CFO
           (713) 963-9522


This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: prices of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.